EXHIBIT 99.1

Statoil ASA: Notifiable trading

On behalf of Statoil (OSE: STL, NYSE:STO), DNB has on 15 November 2017 purchased 519,650 shares for use in the group's Share saving plan.

The shares have been acquired at a price of NOK 164.28 per share.

Before distribution to the employees, the Share saving plan has 11,278,648 shares.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.